UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ____________________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

RALCORP HOLDINGS, INC.
(Name of Subject Company)

CONAGRA FOODS, INC.
(Names of Filing Persons – Offeror)

Common Stock, $.01 par value
(Title of Class of Securities)

751028101
(Cusip Number of Class of Securities)

Colleen Batcheler Executive Vice President, General Counsel and Corporate Secretary ConAgra Foods, Inc. One ConAgra Drive Omaha, NE 68102 Telephone: (402) 240-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr. Arthur F. Golden Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

A MESSAGE TO RALCORP HOLDINGS’ STAKEHOLDERS

We recently submitted a proposal to the Board of Directors of Ralcorp Holdings to discuss a possible combination of our two organizations. The combined entity would represent the third largest U.S. packaged food company, with increased scale and importance in the marketplace and a sharp focus on delivering value to customers and consumers across both our branded and private label businesses. We have the highest respect for Ralcorp Holdings and its employees and we are excited about this potential combination.

We believe that bringing together our two companies would bring opportunities to our employees, customers, suppliers, consumers, shareholders and the communities in which we operate. The combination of ConAgra Foods’ existing capabilities and financial strength with Ralcorp’s private-label business would create the leading platform in the U.S. private-label sector, while strengthening ConAgra Foods’ commitment to growing its branded business. We believe that the combination would also enhance Ralcorp’s portfolio and momentum by taking advantage of the combined company’s innovation, supply chain and marketing capabilities.

We are excited about the prospects of joining forces and building on Ralcorp’s leading position in private label, and enhancing iconic brands like Post. Together, we can expand our presence in this fast growing segment in the U.S. food industry and create a leading food company focused on delivering value and innovation to our customers and consumers.

We have a strong track record of growing our private label business in a portfolio that is largely made up of branded food, and we consider our ability to effectively manage both private label and branded businesses as a strategic advantage. With our experience managing consumer branded and private label operations, we are confident in our ability to provide the right focus and resources each business needs to succeed over the long term while integrating the operations.

ConAgra Foods believes that this proposed transaction is very attractive to Ralcorp’s shareholders. The proposed offer price represents a compelling premium of 32% to Ralcorp’s closing stock price on March 21, 2011; a 25% premium to Ralcorp’s one-month average closing price as of April 28, 2011, the day prior to recent speculation in the press; and a 20% premium to Ralcorp’s closing stock price on April 28, the day prior to press speculation, which was also the stock’s 52-week high.

As is our long-standing commitment, we will continue to investing in our employees and, should the transaction occur, we would intend to leverage the talent from both companies to build the strongest team possible. Of course, the combined company would also maintain both companies’ commitment to being a good employer and corporate citizen. ConAgra Foods has won a number of awards recognizing its unique company and culture including “100 Best Corporate Citizens” from CRO Magazine for 2010 and 2011 and many leadership development, diversity and innovation awards.

We invite you to learn more about this proposal, as well as about ConAgra Foods, on this website. We will continue to keep this site up-to-date with our progress and all of our latest communications.

Yours sincerely,

Gary Rodkin
CEO, ConAgra Foods

# # #

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities. No tender offer for the shares of Ralcorp Holdings has been made at this time. In connection with any tender offer, if made, ConAgra Foods will file relevant materials, which may include a tender offer statement and/or other documents, with the SEC. ALL INVESTORS AND SECURITY HOLDERS OF RALCORP HOLDINGS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC BY CONAGRA FOODS CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SUCH POTENTIAL TRANSACTION. Investors and security holders will be able to obtain free copies of any documents filed with the SEC by ConAgra Foods through the website maintained by the SEC at  http://www.sec.gov. Copies of any such documents will also be available free of charge on ConAgra Foods’ internet website at  www.conagrafoods.com or by contacting ConAgra Foods’ Investor Relations department at (402) 240-4157.

This letter includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on ConAgra Foods’ current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of ConAgra Foods and Ralcorp Holdings. There is no assurance that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate a potential transaction between ConAgra Foods and Ralcorp Holdings, the ability and timing to obtain required regulatory approvals, ConAgra Foods’ ability to realize the synergies contemplated by a potential transaction, ConAgra Foods’ ability to promptly and effectively integrate the businesses of Ralcorp Holdings and ConAgra Foods and those risks and uncertainties discussed in ConAgra Foods’ filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this letter. ConAgra Foods does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this letter.